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                                                     OMB APPROVAL OMB
                                                     Number: 3235-0104 Expires:
                                                     December 31, 2001 Estimated
                                                     average burden
                                                     hours per response. . . 0.5
                                                     ---------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Response)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Gravina                            Thomas                  J.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                          c/o ATX Communications, Inc.
                                50 Monument Road
--------------------------------------------------------------------------------
                                    (Street)

 Bala Cynwyd                           PA                   19004
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Date/Year)

                                    07/1/02
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

                        ATX Communications, Inc. (COMM)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     President and Chief Executive Officer
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Date/Year)

                                    07/1/02
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by One Reporting Person

     [_]  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                3,417,006                   D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                    2,469                   I                           (1)
====================================================================================================================================

Explanation of Responses:

(1) Shares held by the Reporting Person's minor children. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person's minor children, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

                                                                          Page 1
                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Options    (2)       1/11/12        Common Stock            272,727        $1.00              D
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified Stock        (3)       1/11/12        Common Stock            694,773        $1.00              D
Options
====================================================================================================================================

Explanation of Responses:

(2) The options vest in three installments: 90,909 shares vested on January 11, 2002, 90,909 shares will vest on January 1, 2003 and 90,909 shares will vest on January 1, 2004, subject to continued employment.

(3) The options vest in three installments: 238,041 shares vested on January 11, 2002, 228,366 shares will vest on January 1, 2003 and 228,366 shares will vest on January 1, 2004, subject to continued employment.


         /s/ Thomas J. Gravina                                  10/14/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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